October 5, 2006 VIA EDGAR

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549

Re: Fidelity Rutland Square Trust (SEC File Nos. 333-109560 / 811-21439)

Ladies and Gentlemen:

     On behalf of Fidelity Rutland Square Trust (the “Registrant”), an open-end management investment company, included herewith pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) is Post Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A under the Securities Act and Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, “PEA No. 5”).

     The purpose of this filing is to add one new portfolio to Registrant, which currently offers two portfolios. The new portfolio is the PAS U.S. Opportunity Fund of Funds (the “New Portfolio”).

     PEA No. 5 is being filed pursuant to Rule 485(a) under the Securities Act, and it is proposed that it shall become effective seventy five days after filing in accordance with Rule 485(a), or on such earlier date as the Commission may designate.

     Please note that the Registrant currently has an application for an order of exemption pending with the Commission under Sections 12(d)(1)(J), 17(b), and 6(c) of the 1940 Act. Accordingly, PEA No.5 contains bracketed language for your review and consideration that will be substituted by subsequent amendment should the Commission approve such application prior to the effective date of this filing.

     Should you have any questions or comments regarding the enclosed material, please feel free to contact me directly at (617) 392-0273.

Very truly yours, /s/ Kenneth R. Earley Enclosures